Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: July 21, 2026 On July 21, 2026, LCI Industries (the “Company”) made available to its employees, via email and text message, a virtual town hall led by Interim Chief Executive Officer Johnny Sirpilla regarding the proposed transaction between the Company and Patrick Industries, Inc. The following includes the text of the email communication and a transcript of the virtual town hall. Email Communication Hello Lippert Team, I wanted to take a moment to connect with all of you around the world as I begin serving as your Interim CEO. It has been a whirlwind of a first few weeks, but I could not be more grateful or excited about where we are and where we are going - together. First and foremost, thank you. Lippert is what it is today because of the dedication, talent, and hard work of our team members. I am truly honored to step into this role and serve alongside you. I've recorded a short video to introduce myself, share a bit of my story and leadership philosophy, and speak to the recent announcement regarding the potential merger with Patrick Industries. Most importantly, I want to share my excitement about where we're headed and the opportunities in front of us. What gives me confidence about our future is simple: our people. We have incredible teams across Lippert, and when we work together with a shared purpose, there's no limit to what we can accomplish. I hope you'll take a few minutes to watch the video. My commitment, along with the rest of our senior leadership team, is to communicate openly and keep you informed as we move forward together. We will continue to lead our selves, our teams, and our business through intentional integration of our operational and cultural strategies. Thanks again for everything you do each day to make Lippert stronger. I look forward to helping steward this season of our organization, and partnering with you on this journey! Johnny

Town Hall Transcript  Hello everybody. I'm Johnny Sirpilla, and I come to you today with a heart full of gratitude and excitement for the opportunity to serve as interim CEO of this incredible company. Before I say anything about the future, I wanna begin with gratitude and respect for the past. For more than seventy years, Lippert has been built by remarkable leaders and remarkable team members. From Larry Lippert's vision and entrepreneurial spirit, to Doug Lippert's leadership and, most recently, Jason Lippert's bold commitment to growth, innovation, and people, this company has continually evolved while staying true to who we are. Jason helped transform Lippert into the diversified company we know today. His impact on this business, our culture, and our people will be felt for years to come. I'm grateful for his leadership and for all he has done to help make Lippert the company it is today. As I step into this role to help steward us through this season of transition, I'd love to share a little of my story with you. I was blessed to be born and raised in the RV and marine industries. My family has been in the dealership business since the late 1950s, and I've had the opportunity to lead and grow our family business before selling it to Camping World in 2003. I spent the next 15 years serving as an executive leader, including as president and chief business development officer of Camping World and Good Sam. I know this industry, our dealer customers, and our OEM customers, and more importantly, I love this industry and the adjacent markets that we serve. It has always been in my blood. After retiring, I joined the LCI Board of Directors seven years ago. Over the past seven years, I've had the privilege of getting to know many of our leaders and team members across the organization. Through my time on the board, I've gained a deep appreciation for the manufacturing excellence, innovation, and operational discipline that drives Lippert every day. This perspective gives me tremendous confidence in our future. I also have greatly admired the way this company has diversified into broader recreation and transportation markets, allowing us to better serve customers while creating long-term shareholder value. As for me, I don't believe respect automatically comes with a title. Respect is earned, and I intend to earn yours. You will hear me talk often about four principles that guide my leadership: curiosity, alignment, accountability, and gratitude. I will ask questions because curiosity creates learning. I will seek alignment because great teams move faster when they move together. And I believe in accountability because commitments matter I lead with gratitude because none of us accomplish anything meaningful alone. I am here to support our leaders, support our teams, and help create an environment where people can do their best work. I will continue to lead with gratitude for our core values, our leader qualities, and the standards that have helped make Lippert special. We will continue to sharpen one another through our LAP goals, both personally and professionally, because growth is the responsibility of all of us. And as we move forward, especially during the times of change, this matters even more I want to be clear about how we will operate from a business and cultural perspective. Ryan Smith and Jamie Schnur will continue to lead our business as group presidents. They have an extensive understanding of our people, our operations, and our customers. They are exceptional leaders, and it is an honor to work alongside them. I will continue to support them and the rest of the senior leadership team, ensuring they have the resources, alignment, and support they need to lead with confidence. Furthermore, our culture remains a priority. Our core values are not simply words on a wall. They are standards by which we lead, work together, and serve others. We are passionate about winning. We believe in team play with trust. We lead with honesty, integrity, and candor. We care about people, and we choose to bring a positive attitude every day. That is so important. Those values helped build Lippert, and they will continue to guide us through this next chapter. And finally, our pillars remain our priorities. That means an unwavering commitment to safety. Nothing is more important than ensuring our teammates return home safely to their families every single day. It also means an uncompromising commitment to quality. The products we build represent our reputation, our craftsmanship, and our promise to our customers. We will continue to focus on innovation, customer experience, operational excellence, and continuous improvement, and we will never lose sight of the fundamentals that built this company: caring about people, building quality products, serving customers exceptionally well, and working together as one team. Lippert will remain a high-growth company committed to making lives better for our coworkers, customers, and communities while creating value for our shareholders. We recently announced a planned merger with Patrick Industries. By bringing together expanded capabilities, broader product solutions, and greater resources to serve our customers, we will be better positioned to continue growing, innovating, and creating new opportunities for our team members well into the future. What matters most to me, and what I want you to hear directly, is this: we are building on strengths. Two organizations with solid legacies, deep expertise, and a shared commitment to people, customers, and communities are coming together to strive towards something even better I also recognize that announcements like this naturally create questions and uncertainty. That is understandable. Many of you are wondering what comes next, what this means for our teams, and how the process will unfold over the months ahead. The reality is that we are still early in the journey. The transaction is expected to close in the first half of twenty twenty-seven, and there are still important steps and approvals ahead of us before we get there. As detail becomes available, we are committed to communicating openly and consistently. You should expect regular cadenced updates from our leadership team so that we can stay aligned, focused, and engaged. In the meantime, it is important to understand that this remains very much business as usual. We are a manufacturing company with commitments to customers who depend on us every day. We continue building products, servicing customers, and supporting the growth of our business and one another. That work remains essential, and it does not stop because two companies have announced plans to come together. In fact, one of the reasons this merger is so compelling is because of the strength of the businesses that both organizations have built. Our manufacturing and engineering capabilities, customer relationships, frontline operation, and business proficiencies are foundational to that strength and to the future we are building together. As we move through the integration process, our goal will be to take the best of both organizations and create something new together. Over time, that will include establishing a new company identity and name that reflects our shared future. But throughout that process, we will remain focused on preserving the values, capabilities, and culture that have made both companies successful. What I can promise is this: We will communicate openly, treat people with dignity and respect, and make decisions thoughtfully, not hastily. Our people have always been one of our greatest strengths, and that will not change I truly believe we can continue to be a business for good and a force for good in the world. Why? Because every single one of us has the opportunity each day to take care of the person beside us, every teammate, every customer, every supplier, every community we serve. That is how great cultures are built. I'm excited about what lies ahead because of you, because of the leaders throughout this company, because of the teammates who show up every day in our facilities, offices, and operations around the world, and because of the culture that all of you have helped build over the last seventy years. I come to this role with deep gratitude for what you have built, all that you continue to build, and the opportunity we now have to build what comes next together. We will continue to hold ourselves to the high standards of excellence that have defined Lippert for decades. Thank you for everything you bring to this organization. Together, we will navigate this season. Together, we will continue to grow. Together, we will continue to make lives better for one another, our customers, and our communities. And together, we will continue shaping a workplace defined by trust, teamwork, and opportunity, making Lippert a place where people can grow, contribute, and succeed. I look forward to earning your trust. Thank you.

Important Information About the Proposed Transaction and Where to Find it In connection with the proposed transaction between LCI Industries (“LCI”) and Patrick Industries (“Patrick”), LCI and Patrick intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Patrick registration statement on Form S-4 that will include a joint proxy statement of LCI and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of LCI and Patrick (the “Joint Proxy Statement/Prospectus”). LCI and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which LCI and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” Certain Information Regarding Participants LCI, Patrick and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of LCI and Patrick in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of Patrick and their ownership of Patrick common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Patrick 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of LCI’s or Patrick’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and executive officers of LCI, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Patrick and (3) other filings made from time to time with the SEC. Information about the directors and executive officers of LCI and Patrick, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of LCI’s stockholders and Patrick’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from LCI’s or Patrick’s website as described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Special Note Regarding Forward-Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability by each of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI and Patrick. Additional factors which could affect future results of LCI and Patrick can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Patrick 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. LCI and Patrick disclaim any obligation and do not intend to update or revise any forward- looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.